SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 3)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

AIMMUNE THERAPEUTICS, INC.

(Name of the Issuer)

Aimmune Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00900T107

(CUSIP Number of Class of Securities)

Jayson Dallas, M.D.

President and Chief Executive Officer

Aimmune Therapeutics, Inc.

8000 Marina Blvd, Suite 300

Brisbane, CA 94005

(650) 614-5220

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Patrick Pohlen

Luke Bergstrom

Brett Urig

Latham & Watkins LLP

505 Montgomery Street

Suite 2000

San Francisco, CA 94111

Telephone: (415) 391-0600

Facsimile: (415) 395-8095

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,990,773,406.50	$258,402.39

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by multiplying (i) the sum of (a) 53,029,491, which is the difference between 65,766,796, the number of shares of common stock, par value $0.0001 per share, of Aimmune Therapeutics, Inc. (the “Company” and, such common stock, the “Shares”) outstanding, and 12,737,305, which is the sum of 12,727,113, the number of Shares held by Société des Produits Nestlé S.A. (“Parent”), and 10,192, the number of shares of Aimmune Common Stock held by Greg Behar, (b) 314,549 Shares subject to restricted stock units that will vest on or prior to October 9, 2020, (c) 4,268,896 Shares subject to outstanding stock options exercisable on or prior to October 9, 2020, and (d) 90,641 Shares estimated to be subject to issuance pursuant to Aimmune’s 2015 Employee Stock Purchase Plan, by (ii) $34.50, the offer price per Share. The foregoing figures are based on information provided by the Company as of September 10, 2020 (other than the number of shares beneficially owned by Parent, which was determined by Parent).

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, by multiplying the Transaction Valuation by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $258,402.39	Filing Party: Société des Produits Nestlé S.A.

Form or Registration No.: Schedule TO	Date Filed: September 14, 2020

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the United States Securities and Exchange Commission (“SEC”) on September 14, 2020 (as amended, the “Schedule 13E-3”), by Aimmune Therapeutics, Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below.

This Amendment No. 3 relates to the cash tender offer by SPN MergerSub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of the Company owned by the stockholders of the Company other than Parent and its affiliates at an offer price per Share equal to $34.50, net to the seller thereof in cash, without interest and subject to any required withholding of taxes. The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of August 29, 2020, by and among Parent, Purchaser and the Company, under which, after the satisfaction or waiver of certain conditions and the completion of the Offer, Purchaser will be merged with and into the Company in accordance with Section 251(h) of the General Corporation Law of the State of Delaware without a vote of the Company’s stockholders, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO by Purchaser and Parent on September 14, 2020 (as amended or supplemented from time to time, the “Schedule TO”), which contain as exhibits an Offer to Purchase dated September 14, 2020 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase, together with any amendments or supplements thereto, collectively constitute the “Offer”).

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on September 14, 2020 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”). The information contained in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by the Company with the SEC on September 21, 2020, the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by the Company with the SEC on September 24, 2020, and the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by the Company with the SEC on September 29, 2020, and the Offer to Purchase as amended by the Tender Offer Statement (Amendment No. 1) on Schedule TO filed by Parent and Purchaser on September 21, 2020 and the Tender Offer Statement (Amendment No. 2) on Schedule TO filed by Parent and Purchaser on September 29, 2020, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Amendment No. 1 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase, each as amended. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9, as amended.

Pursuant to General Instruction J to Schedule 13E-3, the information previously disclosed in the Schedule 13E-3 is omitted from this Amendment No. 3. Such information previously disclosed in the Schedule 13E-3, as amended, is incorporated by reference into this Amendment No. 3, except that such information is amended and supplemented to the extent provided in this Amendment No. 3. All information contained in this Amendment No. 3 and the Schedule 13E-3 concerning the Company, Parent and Purchaser has been provided by such person and not by any other person.

In connection with the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by the Company with the SEC on September 29, 2020 and the Tender Offer Statement (Amendment No. 2) on Schedule TO filed by Parent and Purchaser on September 29, 2020, Items 1 through 15 of the Schedule 13E-3, to the extent such items of the Schedule 13E-3 incorporate by reference the information contained in such amendments, are hereby amended and supplemented.

ITEM 16.	EXHIBITS.

Item 16 is amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)	Tender Offer Statement (Amendment No. 2) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent and Purchaser on September 29, 2020).

(a)(2)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on September 29, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: September 29, 2020

Aimmune Therapeutics, Inc.

By:	/s/ Douglas Sheehy
Name:	Douglas Sheehy
Title:	General Counsel and Secretary